Exhibit 99.7
May 13, 2009
Board of Directors of SumTotal Systems, Inc.
c/o SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Ladies and Gentlemen:
Vista Equity Partners Fund III, L.P. (“Vista”) is pleased to confirm our enhanced proposal (the “Proposal”) to acquire the Company in a merger, fully funded by Vista, pursuant to which your shareholders would receive $4.75 in cash for each share of common stock. This Proposal modifies our proposal submitted to you on May 10, 2009.
As you are aware, in connection with our May 10, 2009, proposal, we submitted to you final forms of the merger agreement and equity commitment and guaranty letters. In connection with this Proposal, we hereby submit to you with this letter a revised form of merger agreement in final form, modified to reflect the changes made by this Proposal and discussed between our respective advisors. No substantive changes are being made to the forms of equity commitment and guaranty letters submitted in connection with our May 10, 2009, proposal. We will execute these documents immediately upon notification from you that you intend to terminate the existing merger agreement filed by the Company under form 8-K on April 24, 2009 (the “Existing Merger Agreement”).
We trust that you agree that our Proposal constitutes a Superior Proposal as defined in the Existing Merger Agreement, and that you will immediately notify the other party to the Existing Merger Agreement of this determination. We wish to reiterate our resolve to complete this acquisition and look forward to doing so as quickly as possible, as we believe that swiftly removing the increasing uncertainty and distraction caused by this process is in the best interests of the Company’s shareholders, employees, customers and partners. We look forward to a prompt response to our Proposal.
This Proposal shall (i) become irrevocable upon delivery of notice by you to us that you have delivered the notice contemplated by Section 5.3(f)(iv) of the Existing Merger Agreement in respect of this Proposal and (ii) remain irrevocable until 10:00 a.m., San Francisco time, on the next Business Day (as defined in the Existing Merger Agreement) following the expiration of the related Notice Period (as defined in the Existing Merger Agreement).

Sincerely,

VISTA EQUITY PARTNERS FUND III, L.P.

By:	VISTA EQUITY PARTNERS FUND III GP, LLC
Its:	General Partner

By:	VEFIIGP, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith

	Name:	Robert F. Smith
	Its:	Managing Member
Cc RBC Capital Markets, attention Devon Ritch, Dave Ramazetti, Peter Gant, Louis Draper; Wilson Sonsini Goodrich & Rosati, Professional Corporation, attention Jeffrey Cannon, Brad Finkelstein, Katharine Martin

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